

08026641

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8-31756

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/07___ AND ENDING ___12/31/07___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Oppenheimer & Close, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 West 57th Street
(No. and Street)

New York   **New York**   **10019**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Oppenheimer   **(212) 489-7527**
                                              (Area Code — Telephone No.)

PROCESSED

B. ACCOUNTANT IDENTIFICATION

MAR 19 2008

**THOMSON
FINANCIAL**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue   **New York**   **New York**   **10022**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant`
☐ Public Accountant
☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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SEC 1410 (06-02)

OPPENHEIMER & CLOSE, INC.

INDEX

OATH OR AFFIRMATION

I, __Carl Oppenheimer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Oppenheimer & Close, Inc.__ ,as of __December 31__, __2007__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Officer

Title

Gabriela Powell

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
  Oppenheimer & Close, Inc.:

We have audited the accompanying statement of financial condition of OPPENHEIMER & CLOSE, INC. (New York Corporation) as at December 31, 2007. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Oppenheimer & Close, Inc. as at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Farkouh Furman & Faccio LLP

_____
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 25, 2008

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460 Park Avenue   New York, New York 10022   T 212.245.5900   F 212.586.3240   www.fffcpas.com

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2007

ASSETS

Cash and cash equivalents.	$ 581,959
United States Treasury Bill, at cost.	108,786
Certificate of deposit.	103,360
Commissions receivable.	2,353
Interest receivable.	4,043
Due from related party.	16,714
Prepaid expenses.	22,994
Security deposit.	3,850
Furniture, fixtures and equipment - at cost (less accumulated depreciation of $74,066).	23,273
	$ 867,332

LIABILITIES

Accounts payable and accrued expenses.	$ 135,392
New York City income taxes payable.	4,677
Deferred New York City income taxes.	1,776
	141,845

STOCKHOLDERS' EQUITY

Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding.	50,000
Additional paid-in capital.	165,000
Retained earnings.	510,487
Total stockholders' equity.	725,487
	$ 867,332

The notes to the financial statement
are made a part hereof.

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2007

ORGANIZATION AND NATURE OF BUSINESS:

Oppenheimer & Close, Inc. (the "Company") was incorporated under the laws of the State of New York on April 29, 1984 to engage in business as a broker-dealer. The Company is registered with the Securities and Exchange Commission as a broker/dealer in securities, is a member of the Financial Industry Regulatory Authority and is registered as an investment advisor under the Investment Advisors Act of 1940. The Company conducts operations exclusively in New York, however, some customers are located in other states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers, and does not carry accounts of or for customers. Revenue is derived principally from commissions received on security trades executed for customers and from fees for investment advisory services based on a percentage of each customers quarterly account balance.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statement has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed. Investment advisory fees are charged quarterly and recognized as earned on a pro rata basis over the quarter.

CASH AND CASH EQUIVALENTS – Investments in money funds, certificates of deposit, treasury bills and similar investments with maturities of three months or less from the date of purchase are considered cash equivalents.

(Continued)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2007

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

FURNITURE, FIXTURES, EQUIPMENT AND DEPRECIATION - Furniture, fixtures and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 5 to 7 years.

INCOME TAXES - The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Effective October 1, 1998, the Company elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholders whether or not distributed. Accordingly, no federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and thus the Company is liable for New York City corporate income taxes including an alternative tax based upon net income and officers' salaries.

CASH AND CASH EQUIVALENTS:

Cash and cash equivalents at December 31, 2007 are comprised of the following:

Cash	$	45,057
Money market funds		437,769
United States Treasury Bill - Due February 14, 2008		99,133
	$	581,959

DEFERRED INCOME TAXES:

Deferred New York City income taxes payable of $1,776 at December 31, 2007 is comprised of New York City income taxes on accelerated depreciation for tax purposes.

(Continued)

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2007

COMMITMENT:

The Company leases office space through February 28, 2010. The lease provides for escalations based upon increases in real estate taxes and cost of living over the base year.

The future annual lease payments are as follows for the year ended December 31:

2008	$ 48,934
2009	50,402
2010	8,441
	$ 107,777

CONCENTRATIONS OF CREDIT RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. All unsettled trades at December 31, 2007 were settled subsequent to the balance sheet date with no resulting liability to the Company.

At December 31, 2007, cash and cash equivalents of $482,614 and a United States Treasury Bill of $109,805 at fair value, are held with one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.

During the course of the year ended December 31, 2007, the bank balances on occasion were in excess of the FDIC insurance limit of $100,000.

CONCENTRATION OF RISK OF CUSTOMERS:

The Company derived $147,894 or 54% of its commission income from four customers. The investment manager of these four entities is a limited liability company owned by the Company's shareholders.

(Continued)

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2007

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $642,602 which was $392,602 in excess of its required net capital of $250,000. The Company's net capital ratio was .2180 to 1.

PROFIT SHARING PLAN:

The Company has a profit sharing plan for all eligible employees. Contributions to the plan are at the discretion of the officers and directors of the Company. For the year ended December 31, 2007, the Company did not accrue a profit sharing plan contribution.

RELATED PARTY TRANSACTIONS:

The Company charges an administrative service fee to a limited liability company owned by the Company's shareholders. The fee is either based on expenditures incurred on behalf of the limited liability company or based on a percentage determined using an allocation of work hours spent by the Company's employees. Due from related party on the statement of financial condition of $16,714 represents administrative service fees due from the limited liability company owned by the Company's shareholders at December 31, 2007.

FURNITURE, FIXTURES AND EQUIPMENT:

The Company's furniture, fixtures and equipment at December 31, 2007 consist of the following:

Furniture and fixtures	$ 62,300
Equipment	35,039
	97,339
Less accumulated depreciation	(74,066)
Fixed assets, net	$ 23,273

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